UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1) *

Spectral Capital Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

84757R 109

(CUSIP Number)

Jenifer Osterwalder, 701 Fifth Avenue, Suite 4200, Seattle, WA
 98104, Tel 206-262-7820

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 6, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84757R 109

	1.	Names of Reporting Persons. S.S or I.R.S. Identification No. of above persons.
Jenifer Osterwalder

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) PF

	5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

	6.	Citizenship or Place of Organization U.S.

7.
Sole Voting Power     6,013,934* Consists of 10,600 shares directly owned and options to purchase 3,334 shares that are not presently exerciseable and 1,000,000 options to purchase shares at $1.00 per share presently exercisable and 5,000,000 options to purchase common shares at $0.61 per share, vesting monthly beginning on February 6, 2012, with none being presently exercisable.  600 shares were acquired by the reporting person as a founder of FUSA Technology Investment Corporation, which were acquired by the registrant in March, 2005.  The 600 shares were issued in the context of this acquistion.  10,000 shares were acquired on July 9, 2010 at $1.00 per share, for a total of $10,000, in exchange for $10,000 worth of debt owed by Spectral to Jenifer Osterwalder..

Number of
Shares	8.	Shared Voting Power 0
Beneficially Owned by Each
Reporting	9. Y
Sole Dispositive Power    6,013,934* Consists of 10,600 shares directly owned and options to purchase 5,003,334 shares that are not presently exerciseable and options to purchase 1,000,000 shares that are presently exercisable.

Person With

	10.	Shared Dispositive Power 0

11.
Aggregate Amount Beneficially Owned by Each Reporting Person    6,013,934* Consists of 10,600 shares directly owned and options to purchase 5,003,334 shares that are not presently exerciseable and options to purchase 1,000,000 shares that are presently exercisable.

	12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

	13.	Percent of Class Represented by Amount in Row (11) 5.5%

	14.	Type of Reporting Person (See Instructions)
IN

Item 1. Security and Issuer

This statement relates to shares of the common stock, $.0001 par value of Spectral Capital Corporation., a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 701 Fifth Avenue, Suite 4200, Seattle, WA.

* PURPOSES OF AMENDMENT

This Amendment No. 1 to Schedule 13D relates to shares of common stock in Spectral Capital Corporation, a Nevada corporation (the “Issuer”).  This Amendment No. 1 supplements and amends the initial statement on Schedule 13D filed on July 21, 2010 (the “Initial Statement”) by Jenifer Ostewalder  This Amendment No. 1 is being filed to report a change in Ms. Osterwalder’s beneficial ownership as a result of the issuance to Ms. Osterwalder’s of  options to purchase an additional 5,000,000 common shares of Spectral at $0.61 per share on February 6, 2012.

Item 2. Identity and Background

(a)	Name:	Jenifer Osteralder

(b)	Business Address:	701 Fifth Avenue, Suite 4200, Seattle, WA

(c)	Present Principal Occupation:	President, Chief Executive Officer, Secretary, Treasurer and Chief Financial Officer of the Issuer.

(d)	Disclosure of Criminal Proceedings:	Ms. Osterwalder has not been convicted in any criminal proceeding at any time.

(e)	Disclosure of Civil Proceedings:
Ms. Osterwalder has not been subject to any judgment, decree or final order enjoining violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship:	Ms. Osterwalder is a citizen of the U.S.

Item 3. Source and Amount of Funds or Other Consideration

Ms. Osterwalder was an owner of shares in FUSA Technology Investments Corp. ("FTIC"), a private company in which she purchased shares with personal funds.  FTIC was acquired by Spectral Capital Corporation (“Spectral”) in March, 2005.  As a result of this acquisition, Ms. Osterwalder received 600 shares of SPECTRAL Capital Corporation in exchange for her FTIC stock.   Subsequently, Ms. Osterwalder was also issued options to acquire 3,334 shares to acquire Spectral which are not currently exercisable.  10,000 shares of common stock were acquired by Ms. Osterwalder on July 9, 2010 at $1.00 per share, for a total of $10,000, in exchange for $10,000 worth of debt owed by Spectral to Jenifer Osterwalder.  The source of these funds advanced on behalf of Spectral was personal.  On October 20, 2010, Ms. Osterwalder received a grant of options to purchase 1,000,000 shares of Common Stock at an exercise price of $1.00 per share which are presently excecisable.

Item 4. Purpose of Transaction

The purpose of the transaction listed above in which Ms. Osterwalder acquired 10,000 shares of the registrant on July 9, 2010 was to reduce the outstanding amount of indebtedness to Ms. Osterwalder by the corporation.   The purpose of the issuance of options to purchase 1,000,000 and 5,000,000 common shares as issued above was to provide employee incentives to Ms. Osterwalder in her capacity as an employee of Spectral.

Item 5. Interest in Securities of the Issuer

Item 5.  Interest in Securities of the Issuer.

(a)
I own or have the right to acquire 6,013,934 common shares of Spectral.  This consists of 10,600 shares directly owned and options to purchase 5,003,334 shares that are not presently exerciseable and options to purchase 1,000,000 shares that are presently exercisable.

(b)
I have sole voting power and sole dispositive power over the securities referred to above in paragraph (a) of this Item 5.

(c)
During the 60 sixty day period preceding the date of the filing of this Schedule 13D, I have not purchased any shares of the Issuer.

(d)
I have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares held by me.  I will have the right to receive the dividends.  No one other than I  have the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of the shares held in my name referred to above in paragraph (a) of this Item 5.

(e)
Not applicable.

Item 6. Contacts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to Be Filed as Exhibits

Reference is hereby made to the Form 8-K filed with the Securities and Exchange Commission on or about March 9, 2005, and to the Form 8-K filed on or about July 16, 2010 and the Form 8K filed on February 8, 2012.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2012

/s/ Jenifer Osterwalder
Jenifer Osterwalder Chief Executive Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)